EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We  hereby  consent  to  the  use  in  this  Registration  Statement  on  Form  S-1  filed  pursuant  to  Rule  415  of  Tenax Therapeutics, Inc. and subsidiaries (the “Company”) of our report dated March 29, 2022, with respect to  the  consolidated  balance  sheets  of  the  Company  as  of  December  31,  2021  and  2020,  and  of  the  related  consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes, included in this Registration Statement, and to the reference to our firm under the heading “Experts” in this Registration Statement. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ Cherry Bekaert LLP

Raleigh, North Carolina

January 23, 2023